Exhibit 99.1
NRP (GP) L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Partners of NRP (GP) L.P.
     We have audited the accompanying consolidated balance sheets of NRP (GP) L.P. as of December 31, 2006 and 2005. These balance sheets are the responsibility of NRP (GP) L.P.’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.
     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of NRP (GP) L.P. at December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG LLP
Houston, Texas
February 27, 2007

NRP (GP) L.P.
CONSOLIDATED BALANCE SHEETS
(In thousands)
ASSETS

	December 31,	December 31,
	2006	2005
Current assets:
Cash and cash equivalents	$66,763	$50,086
Accounts receivable	23,358	21,947
Accounts receivable — affiliate	21	6
Other	1,411	833

Total current assets	91,553	72,872
Land	17,781	14,123
Plant and equipment, net	29,615	5,924
Coal and other mineral rights, net	798,135	590,459
Loan financing costs, net	2,197	2,431
Other assets	932	1,583

Total assets	$940,213	$687,392

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable and accrued liabilities	$1,041	$677
Accounts payable — affiliate	105	88
Current portion of long-term debt	9,542	9,350
Accrued incentive plan expenses — current portion	5,850	1,237
Property, franchise and other taxes payable	4,330	4,138
Accrued interest	3,846	1,534

Total current liabilities	24,714	17,024
Deferred revenue	20,654	14,851
Accrued incentive plan expenses	4,579	5,395
Long-term debt	454,291	221,950
Minority interest	424,300	416,686
Partners’ capital:
Limited partners’ interest	12,424	12,286
General partner’s interest	2	2
Accumulated other comprehensive loss	(751)	(802)

Total partners’ capital	11,675	11,486

Total liabilities and partners’ capital	$940,213	$687,392

The accompanying notes are an integral part of these financial statements.

NRP (GP) L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation and Organization
     NRP (GP) LP (the “Partnership”) is a Delaware limited partnership formed on April 2002 to be the general partner of Natural Resource Partners L.P. (“NRP”).
     As the general partner of NRP, the Partnership engages principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2006, NRP controlled approximately 2.1 billion tons of proven and probable coal reserves in eleven states. NRP does not operate any mines. NRP leases coal reserves, through its wholly owned subsidiary, NRP (Operating) LLC, to experienced mine operators under long-term leases that grant the operators the right to mine NRP’s coal reserves in exchange for royalty payments. NRP’s lessees are generally required to make payments to NRP based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment.
2. Summary of Significant Accounting Policies
Principles of Consolidation
     The financial statements include the accounts of Natural Resource Partners L.P. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.
Reclassification
     Certain reclassifications have been made to the prior year’s financial statements to conform to current year classifications.
Use of Estimates
     Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents
     The Partnership considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
Accounts receivable is recorded on the basis of tons of minerals sold by our lessees in the ordinary course of business, and do not bear interest. Receivables are recorded net of the allowance for doubtful accounts in the accompanying consolidated balance sheets. The Partnership evaluates the collectibility of its accounts receivable based on a combination of factors. The Partnership regularly analyzes its lessee’s accounts and when it becomes aware of a specific customer’s inability to meet its financial obligations to the Partnership, such as in the case of bankruptcy filings or deterioration in the lessee’s operating results or financial position, the Partnership records a specific reserve for bad debt to reduce the related receivable to the amount it reasonably believes is collectible. If circumstances related to specific lessees change, the Partnership’s estimates of the recoverability of receivables could be further adjusted.

Land, Coal and Mineral Rights
     Lend, coal and mineral rights owned and leased are recorded at cost. Coal and mineral rights are depleted on a unit-of-production basis by lease, based upon coal mined in relation to the net cost of the mineral properties and estimated proven and probable tonnage therein, or over the amortization period of the contractual rights.
Plant and Equipment
     Plant and equipment which consists of a coal preparation plant and rail loadout facility are recorded at cost and are being depreciated on a straight-line basis over their useful life.
Asset Impairment
     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.
Concentration of Credit Risk
     Substantially all of the Partnership’s accounts receivable result from amounts due from third-party companies in the coal industry. This concentration of customers may impact the Partnership’s overall credit risk, either positively or negatively, in that these entities may be affected by changes in economic or other conditions. Receivables are generally not collateralized. Historical credit losses incurred by the Partnership on receivables have not been significant.
Fair Value of Financial Instruments
     The Partnership’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of the Partnership’s financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. The fair market value of the Partnership’s long-term debt was estimated to be $235.4 million and $197.6 million at December 31, 2006 and 2005, respectively, for the senior notes. The fair values of the senior notes represent management’s best estimate based on other financial instruments with similar characteristics.
     Since the Partnership’s credit facility has variable rate debt, its fair value approximates its carrying amount. The Partnership had $214.0 million in outstanding debt under the credit facility at December 31, 2006.
Deferred Financing Costs
     Deferred financing costs consist of legal and other costs related to the issuance of the Partnership’s revolving credit facility and senior notes. These costs are amortized over the term of the debt.
Income Taxes
     Subsequent to our formation, no provision for income taxes related to the operations of the Partnership has been included in the accompanying financial statements because, as a partnership, we are not subject to federal or state income taxes and the tax effect of our activities accrues to the unitholders. Net income for financial statement purposes may differ significantly from taxable income reportable to unitholders as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under our partnership agreement. The Partnership is not a federal taxpaying entity, as the individual partners are responsible for reporting their pro rata share of the

Partnership’s federal taxable income or loss. In the event of an examination of the Partnership’s tax return, the tax liability of the partners could be changed if an adjustment in the Partnership’s income is ultimately sustained by the taxing authorities. The Partnership is not a federal taxpaying entity, as the individual partners are responsible for reporting their pro rata share of the Partnership’s federal taxable income or loss. In the event of an examination of the Partnership’s tax return, the tax liability of the partners could be changed if an adjustment in the Partnership’s income is ultimately sustained by the taxing authorities.
Share-Based Payment
     The Partnership adopted Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006 using the modified prospective approach. Prior to 2006, awards under our Long Term Incentive Plan were accounted for on the intrinsic method under the provisions of APB No. 25. FAS 123R provides that grants must be accounted for using the fair value method, which requires us to estimate the fair value of the grant and charge the estimated fair value to expense over the service or vesting period of the grant. In addition, FAS 123R requires that we include estimated forfeitures in our periodic computation of the fair value of the liability and that the fair value be recalculated at each reporting date over the service or vesting period of the grant. FAS 123R required us to recognize the cumulative effect of the accounting change at the date of adoption based on the difference between the fair value of the unvested awards and the intrinsic value previously recorded. Included in operating costs and expenses was a one time charge of $661,000 which represents the cumulative effect of adopting FAS 123R as of January 1, 2006. This adjustment had the impact of reducing net income per limited partner unit for the year ended December 31, 2006 by $0.02. Application of FAS 123R to prior periods did not materially impact amounts previously presented.

3. Allowance for Doubtful Accounts
     Activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
	(In thousands)
Balance, January 1	$85	$185	$306
Provision charged to operations:
Accounts charged off	822	30	—
Recovery of prior charge offs	(1)	(130)	(121)

Balance, December 31	$906	$85	$185

4. Plant and Equipment
The Partnership’s plant and equipment consists of the following:

	December 31,	December 31,
	2006	2005
	(In thousands)
Plant and equipment at cost	$30,266	$6,019
Less accumulated depreciation	(651)	(95)

Net book value	$29,615	$5,924

5. Coal and Other Mineral Rights
The Partnership’s coal and other mineral rights consists of the following:

	December 31,	December 31,
	2006	2005
	(In thousands)
Coal and other mineral rights	$970,342	$734,242
Less accumulated depletion and amortization	(172,207)	143,783

Net book value	$798,135	$590,459

6. Long-Term Debt
Long-term debt consists of the following:

	December 31,	December 31,
	2006	2005
	(In thousands)
$300 million floating rate revolving credit facility, due October 2010	$214,000	$25,000
5.55% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2023	50,100	53,400
4.91% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2018	61,850	67,900
5.55% senior notes, with semi-annual interest payments in June and December, maturing June 2013	35,000	35,000
5.05% senior notes, with semi-annual interest payments in January and July, with scheduled principal payments beginning July 2008, maturing in July 2020	100,000	50,000
5.31% utility local improvement obligation, with annual principal and interest payments maturing in March 2021	2,883	—

Total debt	463,883	231,300
Less — current portion of long term debt	(9,542)	(9,350)

Long-term debt	$454,291	$221,950

Principal payments due in:

2007	$9,542
2008	17,234
2009	17,234
2010	231,234
2011	17,234
Thereafter	171,355

$463,833

     Indebtedness under the revolving credit facility bears interest, at the Partnership’s option, at either:
•	the higher of the federal funds rate plus an applicable margin ranging from .00% to 1.00% or the prime rate as announced by the agent bank; or

•	at a rate equal to LIBOR plus an applicable margin ranging from 0.75% to 2.00%.
     At December 31, 2006, the weighted average interest rate on the outstanding advances was 6.53%. The Partnership incurs a commitment fee on the unused portion of the revolving credit facility at a rate ranging from 0.15% to 0.40% per annum.
     The credit facility agreement also contains covenants requiring the Partnership to maintain:
•	a ratio of consolidated indebtedness to consolidated EBITDDA (as defined in the credit agreement) of 3.75 to 1.0 for the four most recent quarters; provided however, if during one of those quarters the Partnership has made an acquisition, then the ratio shall not exceed 4.0 to 1.0 for the quarter in which the acquisition occurred and (1) if the acquisition is in the first half of the quarter, the next two quarters or (2) if the acquisition is in the second half of the quarter, the next three quarters; and

•	a ratio of consolidated EBITDDA to consolidated fixed charges (consisting of consolidated interest expense and consolidated lease operating expense) of 4.0 to 1.0 for the four most recent quarters as defined in the credit agreement.

     The Partnership also has outstanding $246.9 million in unsecured senior notes. The terms under the senior notes require that the Partnership maintain a fixed charge coverage ratio of not less than 3.50 to 1.0 and a limit on consolidated debt to consolidated EBITDA of not more than 4.0 to 1. 0.
     The Partnership was in compliance with all terms under its long-term debt as of December 31, 2006.
     As a result of an acquisition of aggregate reserves, the Partnership assumed a local utility improvement obligation of $2.9 million bearing an interest rate of 5.31%, payable annually and maturing March 2021.
7. Related Party Transactions
     Quintana Minerals Corporation, a company controlled by Corbin J. Robertson, Jr., Chairman and CEO of GP Natural Resource Partners LLC, provided certain administrative services to the Partnership and charged it for direct costs related to the administrative services. At December 31, 2006 and 2005, the Partnership had accounts payable to affiliates of $0.1 million, which includes general and administrative expense payable to Quintana Minerals Corporation.
     WPP provides certain administrative services to the Partnership and charged it for direct costs related to the administrative services.
8. Commitments and Contingencies
Legal
     The Partnership is involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, the Partnership’s management believes these claims will not have a material effect on the Partnership’s financial position, liquidity or operations.
Environmental Compliance
     The operations conducted on the Partnership’s properties by its lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As owner of surface interests in some properties, the Partnership may be liable for certain environmental conditions occurring at the surface properties. The terms of substantially all of the Partnership’s coal leases require the lessee to comply with all applicable laws and regulations, including environmental laws and regulations. Lessees post reclamation bonds assuring that reclamation will be completed as required by the relevant permit, and substantially all of the leases require the lessee to indemnify the Partnership against, among other things, environmental liabilities. Some of these indemnifications survive the termination of the lease. The Partnership has neither incurred, nor is aware of, any material environmental charges imposed on it related to its properties for the period ended December 31, 2006. The Partnership is not associated with any environmental contamination that may require remediation costs.

9. Incentive Plans
     GP Natural Resource Partners LLC adopted the Natural Resource Partners Long-Term Incentive Plan (the “Long-Term Incentive Plan”) for directors of GP Natural Resource Partners LLC and employees of its affiliates who perform services for the Partnership. The compensation committee of GP Natural Resource Partners LLC’s board of directors administers the Long-Term Incentive Plan. Subject to the rules of the exchange upon which the common units are listed at the time, the board of directors and the compensation committee of the board of directors have the right to alter or amend the Long-Term Incentive Plan or any part of the Long-Term Incentive Plan from time to time. Except upon the occurrence of unusual or nonrecurring events, no change in any outstanding grant may be made that would materially reduce the benefit intended to be made available to a participant without the consent of the participant.
     Under the plan, the phantom units of a grantee will receive the market value of a common unit in cash upon vesting. Market value is determined by taking the average closing price over the last 20 trading days prior to the vesting date. The compensation committee may make grants under the Long-Term Incentive Plan to employees and directors containing such terms as it determines, including the vesting period. Outstanding grants vest upon a change in control of the Partnership, the general partner, or GP Natural Resource Partners LLC. If a grantee’s employment or membership on the board of directors terminates for any reason, outstanding grants will be automatically forfeited unless and to the extent the compensation committee provides otherwise.
     A summary of activity in the outstanding grants of Partnership units for the year ended December 31, 2006 are as follows:

Outstanding grants at the beginning of the period	211,931
Grants during the period	61,166
Grants vested and paid during the period	(13,947)
Forfeitures during the period	(1,540)

Outstanding grants at the end of the period	257,610

     Grants typically vest at the end of a four-year period and are paid in cash upon vesting. The liability fluctuates with the market value of the Partnership units and because of changes in estimated fair value determined each quarter using the Black-Scholes option valuation model. Risk free interest rates and volatility are reset at each calculation based on current rates corresponding to the remaining vesting term for each outstanding grant and ranged from 4.92% to 4.61% and 22.14% to 25.77%, respectively at December 31, 2006. The Partnership’s historic dividend rate of 5.85% was used in the calculation at December 31, 2006. The Partnership accrued expenses related to its plans to be reimbursed to its general partner of $4.3 million, $3.0 million and $3.5 million for the years ended December 31, 2006, 2005 and 2004 respectively, including $661,000 in the first quarter of 2006 related to the cumulative effect of the change in accounting method discussed above. In connection with the Long-Term Incentive Plans, cash payments of $0.8 million, $1.3 million and $0.9 million were paid during each of the years ended December 31, 2006, 2005 and 2004. The unaccrued cost associated with the outstanding grants at December 31, 2006 was $5.7 million.
10. Subsequent Events (Unaudited)
Acquisitions
     Cline. On January 4, 2007, the Partnership acquired 49 million tons of reserves in Williamson County, Illinois and Mason County, West Virginia that are leased to affiliates of The Cline Group. In addition, the Partnership acquired transportation assets and related infrastructure at those locations. As consideration for the transaction the Partnership issued 3,913,080 common units and 541,956 Class B units representing limited partner interests in NRP. Through its affiliate Adena Minerals, LLC, The Cline Group also received a 22% interest in the Partnership’s general partner and in the incentive distribution rights of NRP in return for providing NRP with the exclusive right to acquire additional reserves, royalty interests and certain transportation infrastructure relating to future mine developments by The Cline Group. Simultaneous with the closing of this transaction, the Partnership signed a definitive agreement to purchase the reserves and transportation infrastructure at Cline’s Gatling Ohio complex. This transaction will close upon commencement of coal production, which is currently expected to occur in 2008. At the time of closing, NRP will issue Adena 2,280,000 additional Class B units, and the general partner of NRP will issue Adena an additional 9% interest in the general partner and the incentive distribution rights.
     Dingess-Rum. On January 16, 2007, the Partnership acquired 92 million tons of coal reserves and approximately 33,700 acres of surface and timber in Logan, Clay and Nicholas Counties in West Virginia from Dingess-Rum Properties, Inc. As consideration for the acquisition, the Partnership issued 2,400,000 common units to Dingess-Rum.
Distributions
     On February 14, 2007, the Partnership paid a quarterly distribution of $0.88 per unit to all holders of common, Class B and subordinated units.